

May 20, 2011

Via E-mail
Liu Changzhen, Chairman of the Board
China Ginseng Holdings, Inc.
64 Jie Fang Da Road
Ji Yu Building A, Suite 1208
Changchun City, China

> **Re:** **China Ginseng Holdings, Inc.**
> **Amendment No. 4 to Form 10-12g**
> **Filed April 26, 2011**
> **Amendment No. 2 to Form 10-Q for the Quarterly Period Ended December 31, 2010**
> **Filed April 26, 2011**
> **File No. 000-54072**

Dear Mr. Changzhen:

We have reviewed your amended filings and supplemental responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form 10-12g
General

1. We note that your written statement containing the Tandy representations continues to be signed by your attorney and not by the company. Please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 1. Business, page 2
Our Organizational Structure, page 2

2. We partially reissue comment one of our letter dated April 4, 2011. Please revise your registration statement to also include your response to our prior comment. We also note that the document attached as Exhibit 10.22 does not appear to be a certificate of approval certifying Ganzhi as a foreign-owned enterprise. Please file the certificate of approval and revise your exhibit index as appropriate.

3. We reissue comment five of our letter dated April 4, 2011. We continue to note the reference on page six to your ginseng resale business accounting for a small portion of your revenue. Please revise to reconcile this statement with your subsequent disclosure regarding the significant role this portion of your business plays in your overall operations.

Canned Ginseng Juice, page 7
Distribution Methods, page 8

4. We partially reissue comment nine of our letter dated April 4, 2011. Please revise your disclosure in this section to make the changes you discuss in your correspondence dated April 26, 2011.

Wine, page 10
General

5. We note the reference to three separate products in Annex 1 to Exhibit 10.19. It is unclear whether you intend to sell a separate cabernet sauvignon along with the other wines described in your prospectus. Please advise or revise the disclosure to discuss this third product.

Distribution Methods, page 11

6. We note your disclosure on page 11 that "the distributor shall sell not less than 3 million RMB within 6 months of the signing of the agreement, or we are entitled to cancel its distributor qualifications." Please reconcile this with your tabular disclosure that appears to indicate that only 800,000 RMB worth of wine needs to be sold within the first six months. It appears the 3 million RMB amount is the annual purchase requirement.

7. We note several apparent discrepancies between your disclosure of the terms of your wine distribution agreement and the contract filed as Exhibit 10.19. For example, the wholesale prices listed in the contract and those described in footnote two on page 11 appear to be different and the list of incentive awards in the contract refers to "Over 50 thousand – 1 million RMB" when it apparently should refer to "Over 500 thousand." Please revise to reconcile these discrepancies.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
Results of Operations, page 28

8. We reissue comment 13 of our letter dated April 4, 2011. Please provide a more detailed discussion of the reason(s) for the changes in the results of operations. For example and without limitation, provide additional detail on the "other selling general and administrative expenses" described in the last sentence of page 29.

Item 7. Certain Relationships and Related Transactions, and Director Independence Director Independence, page 40

9. We partially reissue comment 17 of our letter dated April 4, 2011. Please clarify whether Liu Na or Chu Ming Kun are related to any officers or directors. In addition, please clarify the nature of the relationship between the individuals listed in footnote five and the company.

Form 10-Q/A for the Quarter Ended December 31, 2010
General

10. Please amend this Form 10-Q to comply with the comments issued above, as applicable.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 4

11. We reissue comment 25 of our letter dated April 4, 2011. Please provide a more detailed discussion as to the reason(s) for the changes in the results of operations and quantify the amount of the changes. In this regard, we note that you have not revised your discussion of any aspect of this disclosure other than Revenue.

12. Please bring back the deleted disclosure regarding your two credit agreements and the consequences they may have on your liquidity and capital resources or advise us of the basis for removing this disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director